October 17, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Mail Stop 3561

Re:	Ruby Newco LLC

News Corporation

Registration Statement on Form S-4

Filed September 7, 2007

File No. 333-145925

Dear Mr. Webb,

On behalf of News Corporation (the “Company”) and Ruby Newco LLC (“Ruby Newco,” and together with the Company, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated October 3, 2007 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (file no. 333-145925) (the “Original Registration Statement”), filed by the Registrants on September 7, 2007, and the Form 10-K for the year ended June 30, 2007 (file no. 001-32352 (the “2007 10-K”), filed by the Company on August 23, 2007. The responses are based on information provided to us by the Registrants and Dow Jones & Company, Inc. (“Dow Jones”). In addition, the responses to the Staff’s Comments ## 1, 7, 9, 10, 12, 16, 17, 19, 20, 21, 22, 23 and 30 were provided to us by Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), as counsel to Dow Jones, and any questions regarding such responses should be directed to Philip Richter (212-859-8763) or Abigail Bomba (212-859-8622) of Fried Frank. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Original Registration Statement (the “Amended Registration Statement”), as filed concurrently with this letter and dated October 17, 2007, via EDGAR submission. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement and/or the 2007 10-K, as applicable.

The Amended Registration Statement reflects, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by the Registrants. We have also provided, on a supplemental basis, a blackline of the Amended Registration Statement marked against the Original Registration Statement to facilitate the Staff’s review.

Registration Statement

General

1.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Response: Cleary Gottlieb Steen & Hamilton LLP, counsel to Goldman, Sachs & Co., financial advisor to Dow Jones has indicated that it will provide copies of the requested books to the Staff under separate cover on a confidential basis.

2.	Please provide us with a copy of your election form package.

Response: Copies of (i) the Form of Election Form to be used for Dow Jones common stock and Class B common stock in connection with the merger and (ii) the Form of Election Form to be used for Dow Jones equity awards in connection with the equity awards exchange have been filed as Exhibits 99.1 and 99.2, respectively, to the Amended Registration Statement.

3.	Please tell us how many and what percentage of the Dow Jones shareholders who entered into the voting and support agreement with News Corporation are expected to request a unit election. In light of the lock-up agreement, please also provide your legal analysis as to why it is appropriate to register the primary issuance of securities rather than registering them for resale. Refer to Item X.C.l.c. of Release No. 33-7606A.

Response: The Registrants have been advised that fewer than five Dow Jones stockholders who are signatories to the Voting and Support Agreement are expected to be actively considering making a unit election. These holders hold fewer than 2 million shares of Dow Jones common stock and Dow Jones class B common stock in the aggregate. However, as explained below, no signatory to the Voting and Support Agreement has yet made a decision as to whether or not to make a unit election. Therefore, the Registrants do not know with any degree of certainty the number of Dow Jones stockholders who are signatories to the Voting and Support Agreement who may make a unit election or the number of shares with respect to which they make unit elections.

The Registrants respectfully advise the Staff that it is appropriate to register the primary issuance of units to the signatories of the Voting and Support Agreement, rather than resales by such signatories, because the signatories’ execution of the Voting and Support Agreement did not represent an investment decision to receive Newco Class B common units on their part for purposes of the Securities Act of 1933, as amended (the “Securities Act”) and the factual circumstances of the merger otherwise satisfy all of the conditions to treatment as a primary issuance outlined in Release No. 33-7606A. Therefore, the concerns of the Staff regarding lock-up agreements executed preceding public offerings as expressed in Item X.C.1.c of Release No. 33-7606A are not implicated by the proposed transaction.

The signatories’ decision to enter into the Voting and Support Agreement did not constitute a Securities Act investment decision with respect to the type of merger consideration they would receive in the merger. In this regard, the Registrants note that the Voting and Support Agreement contains no covenant or undertaking on the part of any signatory to elect or not to elect to receive Newco Class B common units. Therefore, although they have executed the Voting and Support Agreement, the signatories continue to be free, as are all Dow Jones’ other stockholders, to submit an election form after receiving, and on the basis of, the Registrants’ proxy statement/prospectus and, absent such action, will receive only the cash consideration upon the closing of the merger. Thus, the execution of the Voting and Support Agreement should not be viewed as a Securities Act investment decision by the signatories with respect to receipt of the Newco Class B common units and, therefore, does not give rise to the Staff’s concern as articulated in Item X.C.1.c of Release No. 33-7606A.

Furthermore, even if there were an investment decision by the signatories to receive Newco Class B common units, the Registrants submit that it is appropriate to register the primary issuance of the units rather than register them for resale in light of the Staff’s long standing recognition of the legitimate business reasons underlying the practice of entering into such agreements in a business combination context where (1) the parties to the agreement are executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the target, (2) the persons signing the agreement own less than 100% of the voting equity securities of the target; and (3) votes will be solicited from shareholders of the target who have not signed the agreement and who would be ineligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D. See Release No. 33-7606A. In the case of the proposed transaction, each of these conditions is satisfied. First, all of the signatories to the Voting and Support Agreement are members of the Bancroft family or trusts for their benefit and are, therefore, either directors of Dow Jones, affiliates of Dow Jones, members of the family of the founders of the company (or trusts for the benefit of such family members) and/or holders of 5% or more of Dow Jones’ voting equity securities. Second, only approximately 37% of Dow Jones’ outstanding voting equity securities are subject to the Voting and Support Agreement, consequently the remaining Dow Jones stockholders have a meaningful vote because approval by the affirmative vote of a majority of Dow Jones’ outstanding equity securities is required in order to consummate the transaction. Moreover, by the terms of the Voting and Support Agreement, there are circumstances in which the signatories to the Voting and Support Agreement may have the ability to terminate the agreement, even though the merger agreement will still be submitted to Dow Jones stockholders for their adoption. The solicitation of votes from Dow Jones stockholders not party to the Voting and Support Agreement, who generally are not officers, directors, affiliates or founders or their family members, cannot be effected pursuant to any private offering exemption from registration. Accordingly, we believe that the only means by which the offering of securities in the merger can be conducted is via a primary offering. In light of the foregoing, it is appropriate to register the primary issuance of securities rather than register them for resale.

Cover Letter

4.	Please revise to disclose the aggregate amount of securities offered pursuant to this prospectus. Refer to Item 501(b)(2) of Regulation S-K. Similarly revise your summary.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the Cover Letter and on page 13 of the Summary to add the requested disclosure.

5.	We note that the unit election right is subject to allocation and proration procedures designed to ensure that no more than 250 stockholders of record of Dow Jones receive Newco Class B units in the merger. Please revise here, and throughout whenever you mention this limitation, to clarify that if more than 250 stockholders make an election priority will be given to those with the greatest number of shares.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the Cover Letter and on page 3 to add the requested disclosure.

Questions and Answers about the Merger and the Special Meeting, page 1

6.	Please add a separate question and answer addressing whether each Dow Jones shareholder that makes a unit election will be entitled to receive Newco Class B common units. In so doing, address here that the number of unit elections will be restricted to no more than 250 record holders, that if more than 250 record holders make an election only those with the greatest number of Dow Jones shares will receive units, and that a maximum of 8,599,159, or approximately 10%, of the outstanding Dow Jones shares can be converted to units.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 8 to add the requested question and answer.

7.	Please add a separate question and answer discussing the purpose for limiting the number of conversions and giving priority to Dow Jones’ largest shareholders. To the extent that there were several rationales for why the unit election was structured in this way, please thoroughly discuss each reason. Also, discuss whether the transaction could have been structured to allow all Dow Jones shareholders to convert their shares and obtain the same tax deferral benefits, and, if so, the reasons why this feature was not made available without limitation.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 8 to add the requested question and answer. In addition, the Registrants have revised the disclosure on page 56 to discuss alternative structures that were considered for the transaction.

What will I receive for my Dow Jones shares if the merger is completed?, page 1

8.	Please revise to explain here why Dow Jones permits a unit election only for shares held in certificated form and for which the shareholder is the record holder.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 1, 12, 84 and 107 to add the requested explanatory disclosure.

9.	Given that shareholders may incur a fee to have shares issued in certificated form in their name, yet are not guaranteed Newco Class B common units even if an election is made due to the various limitations that exist, disclose that this fee is the responsibility of the shareholders whether or not they ultimately receive such units.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 2, 7, 107 and 111 to add the requested disclosure.

Are any Dow Jones stockholders already committed to vote in favor of the merger?, page 5

10.	Please add a Q and A about what benefits the Bancroft family and trusts are receiving different from other shareholders. It appears that the Bancroft family and trusts will be reimbursed up to $30 million in fees and expenses, secure one seat on the board of directors of News Corporation, and secure tax advantages available to the largest Dow Jones shareholders if they make a unit election.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 5 to add the requested explanatory question and answer.

Summary, page 10

11.	In an appropriate section in the summary, please revise to discuss how News Corporation will finance the cash payment to Dow Jones’ stockholders.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 18 to add the requested disclosure.

Recommendation of the Dow Jones Board of Directors, page 13

12.	Please revise to disclose that while the 12 directors present and voting at the special meeting on July 31, 2007 voted to approve the merger agreement, 2 directors abstained from voting and later resigned due to their opposition to the merger.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 15 to add the requested disclosure.

Selected Historical Financial Data of News Corporation, page 25

13.	Refer to footnote (5) – Please revise to delete the non-GAAP presentation of diluted earnings per share based on the total weighted average shares outstanding for all periods presented. We do not believe the presentation of this information is appropriate since during all of the periods presented, the Class A and Class B common shares of News Corporation did not equally share in the Company’s earnings or dividends and therefore, the two-class method is required for the earnings per share computations pursuant to paragraph 61 of SFAS No. 128. Alternatively, if you believe these non-GAAP disclosures are meaningful and useful to investors, please explain why and revise to include the disclosures required by Item 10(e) with respect to these non-GAAP measures.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the “Selected Financial Data of News Corporation” on page 28 to comply with the Staff’s request.

Comparative Per Share Information, page 28

14.	Please revise to include disclosure of how the News Corporation Pro Forma Per Share Data amounts were calculated or determined.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the “Comparative Per Share Information” on page 30 to comply with the Staff’s request.

Risk Factors, page 32

15.	Please revise to remove the fifth and sixth sentences of the first paragraph.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 35 to clarify that the Registrants have described the risks that they believe to be material to a Dow Jones stockholder’s decision to invest in Newco Class B common units and/or News Corporation common stock.

16.	Please add a risk factor to discuss the fact that 2 directors abstained from voting in favor of the merger and resigned due to concerns about the ability to maintain journalistic integrity after the merger. Also, discuss the risks and challenges posed by seeking to have a special committee ensure editorial independence.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 40 to add the requested risk factor.

Dow Jones stockholders may not receive Newco Class B common units, page 32

17.	Revise to disclose the approximate number of Dow Jones record holders, the amount of shares held by the holders of the 250, 300, and 350 largest amounts, if known. If the shares held by the Bancroft interests are already in certificated form, please disclose as well.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 35 to add the requested disclosure.

An investment in Newco Class B common units will be effectively illiquid, page 34

18.	Revise the heading to clarify, if true, that they will be illiquid for 180 days.

Response: In response to the Staff’s comment, the Registrants have revised the heading and the body of the risk factor on page 37.

Background of the Merger, page 46

19.	We note the mention in the next-to-last sentence on page 52 that there was an objective that a portion of the consideration be in the form of securities that Dow Jones stockholders would receive on a tax free basis.” Please revise this section to include a full discussion of this objective. When was it raised and by which parties? How was the size of the pool of recipients determined? How did the Dow board decide that some shareholders were to get tax free treatment and others not?

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 56 and 57 to add the requested additional disclosure.

Reasons for the Merger Recommendation of the Dow Jones Board, page 57

20.	Please provide support for the third bullet point on page 59, regarding the possibility that “new stockholders would continuously be seeking that Dow Jones engage in a sale or restructuring and thereby lead to instability.”

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 64.

21.	Please tell us whether the board considered as a negative factor the fact that only the 250 largest shareholders who apply might possibly qualify for unit election, effectively limiting the tax advantages of such an exchange to only a small percentage of existing shareholders. Also tell us if the board considered alternatives that would allow all Dow Jones shareholders to make a unit election. If so, please revise to include bullet points discussing the considerations.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure by adding additional bullet points on page 64. Additional disclosure responsive to this Comment also appears on pages 56 and 57.

22.	It appears that you should either remove the word “unanimous” or disclose the resignations of the board members who opposed the merger. Please revise.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 15 and 62.

Opinion of Financial Advisor to Dow Jones, page 66

23.	Consider expanding the disclosure to present your summary of the financial advisors’ analyses in tabular form. Tabular presentations aid the understanding of complex information by providing an organized way to digest summarized items. Long and dense narrative disclosure alone, no matter how concise, is often less effective than carefully constructed tables accompanied by clear explanations.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 74 through 77 to include tabular summaries for ease of review of the financial advisor’s analyses.

Litigation Related to the Merger, page 73

24.	Please provide us with a copy of the Amended Complaint discussed on page 74.

Response: In response to the Staff’s comment, the Registrants have enclosed herewith for the Staff’s review, as supplemental material, copies of the Amended Complaint and the Second Amended Complaint referenced on page 82.

Allocation and Proration of Newco Class B Common Units, page 102

25.	Please expand your disclosure to provide additional examples that combine your allocation and proration methods. For example, provide an example for when there are more than 250 Dow Jones shareholders making a unit election, but the unit consideration sought is equal to or less than 8,599,159. Also, provide an example for when there are more than 250 Dow Jones shareholders making a unit election and the unit consideration sought exceeds 8,599,159. These examples should demonstrate that priority is assigned to those shareholders making the largest elections, and demonstrate how shares are prorated thereafter, if we understand your procedures.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 111 through 113 to add the requested disclosure.

26.	Also, we note that in example 2 you use as an example a Dow Jones shareholder that owns 6,000 shares, and we recognize that you may chose to assign hypothetical share amounts in examples added per our comment above. However, please add disclosure to clarify that your use of these numbers are not meant to encourage or discourage unit election, and that the number of shares that may be required to qualify for unit election could be greater or less than the number of shares used in these examples. As such, your examples should not inadvertently deter Dow Jones shareholders from making a unit election by creating a belief that they need to have at least the number of shares reflected in these examples.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 111 to add the requested clarification.

27.	We note that Dow Jones and News Corporation expect to publicly announce whether more than 250 unit elections are made as soon as practical following the election deadline. We recommend that you include a reasonable deadline for such notification, such that a public announcement will be made no later than X days after the election deadline.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 113 to add the requested disclosure.

Murdoch Family Interest Letter, page 106

28.	Please file the separate letter agreement referenced here as an annex or exhibit.

Response: In response to the Staff’s comment, the Registrants have filed the letter agreement referenced in the Staff’s Comment #28 as Exhibit 10.2 to the Amended Registration Statement.

Certain U.S. Federal income Tax Consequences, page 111

29.	Please remove the disclaimer in the first sentence of the second paragraph that the discussion is “for general information only.”

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 121 to remove the language referenced in the Staff’s Comment #29.

30.	We note from your disclosure on page 112 that Fried Frank will deliver to Dow Jones an opinion dated as of the closing date. Please revise to disclose that the form of this opinion is filed as an exhibit to the registration statement.

Response: The Registrants respectfully advise the Staff that, although it is contemplated that Fried Frank will deliver a tax opinion to Dow Jones at closing, unlike in most transactions in which a tax opinion is contemplated, as indicated in the Amended Registration Statement, under the merger agreement receipt of a tax opinion is not a condition to closing. Please see the discussion at pages 13, 35-36, 87 and 122. The Registrants respectfully submit that, under these circumstances, publicly filing a form of tax opinion could result in Dow Jones stockholders inappropriately concluding that the filed form of tax opinion will, under all circumstances, be delivered at closing. Accordingly, the Registrants do not intend to file the form of the tax opinion as an exhibit to the Amended Registration Statement.

31.	Please remove your assertion on page 118 that the receipt, ownership and disposition of Newco Class B common units raised “novel tax issues for which there are no clear answers” or provide support to us for this disclaimer.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 128 to remove the assertion that the receipt, ownership and disposition of Newco Class B common units raises “novel” tax issues.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 123

32.	Please revise your introductory paragraphs to include a summary of the proposed merger transaction. Your revised disclosure should include a discussion of why News Corporation is proposing to acquire Dow Jones, as well as the details of the nature and terms of the proposed acquisition such as the cash consideration and unit election offered by News Corporation to the Dow Jones shareholders.

Response: In response to the Staff’s comment, the Registrants have revised the introductory paragraph of the Unaudited Pro Forma Condensed Consolidated Financial Statements on page 133 to add the requested additional disclosure.

33.	Since the shareholders of Dow Jones may elect to receive shares of Newco Class B common shares, which will be exchangeable into News Corporation Class A common stock beginning 121 days after the closing of the merger, we believe additional pro forma financial information showing the affect of the Dow Jones merger transaction on News Corporation may be useful to the shareholders of Dow Jones voting with regards to the proposed merger. Please revise the pro forma information to include additional columns reflecting the consolidation of Ruby Newco and its investment in Dow Jones being acquired in the merger in the pro forma financial information. If you do not believe this information would be useful and meaningful to the Dow Jones shareholders, please explain your basis for this conclusion.

Response: In response to the Staff’s comment, the Registrants advise the Staff that the Registrants expect that the overwhelming majority of Dow Jones shareholders will not elect to receive the unit consideration and, as such, will not have a continuing interest in Ruby Newco or the Company. The Registrants respectfully note to the Staff that the Registrants have provided pro forma financial information in accordance with Article 11 of Regulation S-X and the Company has provided its pro forma earnings per share which are included in the Comparative Per Share Information. In addition, the Company has expanded the Comparative Per Share Information related to the Company to reflect the impact of any differences between the Ruby Newco pro forma adjustments and the Company pro forma adjustments in response to the Staff’s Comment #14. However, since, as presented on page 30, the acquisition of Dow Jones does not have a material impact on the pro forma earnings of the Company as it is dilutive to the Company’s basic and diluted annual earnings per share by only $0.02 or 2%, the Registrants believe that additional pro forma financial information showing the effect of the Dow Jones merger transaction on News Corporation would not be meaningful to the Dow Jones shareholders.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2006 and for the six months ended June 30, 2007, page 124

34.	Please revise your pro forma statements of operations to include disclosure of historical primary and fully diluted per share data based on continuing operations, as well as the number of shares used to compute both historical and pro forma earnings per share. See Rule 11-02(b)(7) of Regulation S-X.

Response: Please refer to note (a) to the Unaudited Pro Forma Condensed Consolidated Statements of Operations which states that Ruby Newco was organized on July 30, 2007. As a result, the historical number of shares and historical earnings per share for Ruby Newco were nil for both the year ended December 31, 2006 and for the six months ended June 30, 2007.

In response to the Staff’s comment, the Registrants have referenced footnote (a) in the earnings per share calculation. Footnote (a) states the following:

“Newco was organized on July 30, 2007 and accordingly had no operations in the periods presented.”

In further response to the Staff’s comment, the Registrants have also included the number of units used to compute the pro forma earnings per unit in the Unaudited Pro Forma Condensed Consolidated Statements of Operations.

35.	We note from your disclosure on page 107 that at the closing of the merger, News Corporation and Dow Jones will enter into an editorial agreement which establishes a Special Committee of five members who will be compensated for their services. Please revise your pro forma financial statements to include disclosure of the contractual terms of the agreement with the Special Committee and the applicable pro forma adjustments to record their compensation expense.

Response: The compensation and related expenses of the Special Committee are not expected to exceed $600,000 which was not deemed to be material for pro forma adjustment purposes. However, in response to the Staff’s comment, the Registrants have added the following disclosure:

“The costs associated with the establishment of the Special Committee have not been included in the pro forma adjustments as the expected costs of less than $1 million are not material to the unaudited pro forma condensed consolidated financial statements. For a more detailed description of the Special Committee please refer to “Editorial Agreement” beginning on page 117.”

Notes to the Unaudited Pro Forma Condensed Consolidated Statements, page 125

Adjustment (c)

36.	We note your disclosure that the unvested portion of in-the-money equity based awards is amortized into expense based on the original vesting period and the proportionate expense has been reflected for the six months ended June 30, 2007 and for the year ended December 31, 2006. Please revise your disclosure to include details of how the pro forma adjustments were calculated. Your revised disclosure should include the total amount of compensation related to the unvested portion and provide details as to how the amount was calculated or determined. You should also disclose the number of years (or range of years) over which the amount will be amortized. Also, please tell us and explain in footnote (c) how you calculated or determined the $50 to $100 million increase in the purchase price that would occur if all holders of vested equity based awards elected to receive equivalent News Corporation equity based awards.

Response: As requested, the Registrants have revised the disclosure in note (c) relating to the unvested equity based award adjustment.

In response to the Staff’s comment, the Registrants have added the following disclosure related to the increase in purchase price if all holders of Dow Jones vested equity based awards elect to receive equivalent Company equity based awards:

“The vested portion of equity based awards has been included in the preliminary purchase price and is calculated as cash consideration of $60 less the grant price of the respective Dow Jones equity based award. Holders of vested equity based awards can elect to receive equivalent News Corporation equity based awards, but the number of holders who will make this election is unknown at this time. The final election made by holders will impact the preliminary purchase price. If all holders of vested equity based awards elected to receive equivalent News Corporation equity based awards, the preliminary purchase price would increase by $50 million to $100 million due to the fair value of awards under Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment.” The $50 million to $100 million increase in the purchase price was estimated using a Black-Scholes pricing model. The significant assumptions used in the calculation were volatility of 19% to 25%, an expected life of 2.5 to 5 years and a risk-free interest rate of 4.9%.”

Adjustment (d)

37.	We note your disclosure that this pro forma adjustment records the amortization relating to the finite lived intangible assets that is recognized in conjunction with the acquisition of Dow Jones by Newco and the elimination of the Dow Jones’ historical intangible asset amortization. Please revise to separately disclose the amount of Dow Jones’ historical intangible asset amortization that is being eliminated in the adjustment and the amount of amortization expense recorded for the newly acquired intangible assets.

Response: In response to the Staff’s comment, the Registrants have revised note (d) of the Unaudited Pro Forma Condensed Consolidated Financial Statements on page 136 to comply with the Staff’s request.

Adjustment (e)

38.	Please revise to include disclosure of the income tax rate used to determine the amount of this pro forma adjustment.

Response: In response to the Staff’s comment, the Registrants have revised note (e) of the Unaudited Pro Forma Condensed Consolidated Financial Statements on page 136 to comply with the Staff’s request.

Adjustment (f)

39.	Refer to footnote (f) – We note from the discussion on pages 137 and 151 that the holders of the Newco Class A and Newco Class B shares may not share equally in dividend distributions, as dividends may be paid solely to the holders of Newco Class A common units in any amount and at any time. Given this factor, please explain why the Company has not provided separate disclosure of earnings per share attributable to each class of common shares pursuant to paragraph 61 of SFAS No. 128.

Response: In response to the Staff’s comment, the Registrants respectfully advise the Staff that the Registrants do not currently expect, and have no current plan, to pay any additional distributions to holders of Newco Class A common units, as the Registrants anticipate that amounts above the pro rata distribution will be available to Ruby Newco for operating, financing and investing needs. Therefore, to allocate earnings between Newco Class A and Newco Class B common units on the basis of differential distributions is not factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

40.	Also, we note from the disclosure in footnote (f) that the pro forma earnings per share computations assume the issuance of 24 million Newco Class B common units, representing the maximum amount of units to be issued by Newco in exchange for Dow Jones shares in accordance with the merger agreement, and that the actual units issued could be less which would impact the pro forma earnings per unit calculation. Please revise to include a sensitivity analysis disclosing the effect on pro forma earnings per share if fewer than 24 million Newco Class B common units are issued. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have revised note (f) of the Unaudited Pro Forma Condensed Consolidated Financial Statements on page 136 to comply with the Staff’s request.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 126

41.	We note from your pro forma balance sheet that there is a $71,977 adjustment to other non-current assets. Please revise your notes to disclose the nature of this adjustment, including detail as to how the amount was determined or calculated. Also, please tell us why this adjustment is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants respectfully submit to the Staff that the $71,977 adjustment to other non-current assets is factually supportable as it represents the elimination of historical Dow Jones deferred income tax liabilities related to intangible assets and is calculated as follows:

Dow Jones historical intangible assets	$206 million

U.S. federal statutory rate	35%

Deferred tax adjustment	$72 million

In response to the Staff’s comment, the Registrants have revised note (i) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 138 to comply with the Staff’s request.

42.	We note from your disclosures on pages 16 and 59 that Dow Jones has agreed that in connection with the closing of the merger, it will pay on behalf of, or reimburse, certain of the Bancroft family members and trusts for their benefit an aggregate of $30 million in respect of fees and expenses of financial, legal and other advisors. Please tell us if this amount has been accrued on the pro forma balance sheet. If it has not, please revise to include the accrual of this payment as a pro forma adjustment, or alternatively, tell us why you do not believe it is appropriate to include the amount on the pro forma balance sheet.

Response: In response to the Staff’s comment, the Registrants respectfully advise the Staff that the $30 million is included in note (i) beginning on page 138 as more fully discussed in the response to the Staff’s comment 46 below.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 126

Adjustment (i)

43.

We note that your preliminary purchase price allocation includes an allocation of $4,605 million to goodwill. Please explain to us how you have considered the guidance contained in EITF 02-17 in connection with your purchase price allocation of Dow Jones. For example, explain how you have considered the need to allocate fair value to intangibles such as advertising relationships, subscriber lists, and distribution agreements. Also, please explain to us how you determined the fair value of the customer relationship intangible asset. Your response should include all significant assumptions used in your valuation analysis. In addition, please revise the notes to the pro forma financial information to explain the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that result in recognition of goodwill.

Response: In response to the Staff’s comment, the Registrants respectfully note to the Staff that the purchase price allocation reflected in the unaudited pro forma financial information is preliminary and subject to the results of a valuation process which has not been finalized. In accordance with the provisions of EITF 02-17, as part of this preliminary purchase price allocation, the Registrants considered whether the customer relationship intangible assets of Dow Jones’ (advertiser relationships, subscriber relationships, distribution agreements, etc.) arose from contracts or other legal rights or whether the customer relationship intangible assets were capable of being separated or divided from the acquired entity and sold or exchanged.

The preliminary allocation reflected in the unaudited pro forma financial information includes an initial estimate of the fair value of these intangibles. Such initial estimate was based on general industry data (i.e., attrition rates, subscriber lives, etc.) and publicly-available financial information on Dow Jones (historical revenue patterns, subscriber numbers, etc.). After the transaction closes, the Registrants will have the opportunity to finalize the fair value estimates for these intangibles using more accurate internal data that will be obtained from Dow Jones.

In further response to the Staff’s comment, the Registrants have revised note (i) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 138 to comply with the Staff’s request by adding the following disclosure:

“News Corporation believes that this acquisition will position it as a leader in the financial news and information market and will enhance its ability to adapt to future challenges and opportunities within News Corporation’s Newspapers segment and across News Corporation’s other related business segments.”

44.	Refer to footnote (i) – Please disclose in footnote (i) the number of shares of Dow Jones common stock, Class B common stock and common stock equivalents that will receive cash consideration of $60 per share and which resulted in the cash portion of the purchase price of $4,648 million. Also, please tell us and clarify in footnote (i) how you determined the estimated fair value of the 24 million Newco Class B common units to be issued of $508 million. In this regard, it appears that the News Corporation Class A shares had closing prices ranging between $22 and $23 per share during the five day period around June 30, 2007. As a result, we are unclear as to how you derived an aggregate value for the 24 million shares to be issued of $508 million. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Registrants have revised note (i) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 138 to comply with the Staff’s request as follows:

“The estimated fair value of the 24 million Newco Class B common units to be issued was approximately $508 million and was calculated based upon average closing prices of News Corporation Class A common stock (NYSE: NWS.A) for the 5-day period around June 30, 2007 of approximately $21 and a conversion ratio of approximately 2.79.”

45.	Also, please tell us and explain in footnote (i) how you determined the estimated value of the News Corporation equity based awards that were issued for the vested out-of-the-money options and assigned a value of $8 million.

Response: In response to the Staff’s comment, the Registrants have revised note (i) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 138 to comply with the Staff’s request by adding the following disclosure:

“The fair value of News Corporation equity based awards that will be issued in exchange for vested out-of-the-money Dow Jones options was estimated using the Black-Scholes option pricing model. The more significant assumptions used in estimating the fair value include volatility of 19%, an expected life of 2.5 years and a risk-free interest rate of 4.9%.”

46.	In addition, please tell us and explain in further detail in footnote (i) the nature and amounts of the transaction costs and other assumed obligations of $137 million that are included as part of the purchase price. Your response and your revised disclosure should disclose the nature and amounts of the various costs comprising this pro forma adjustment.

Response: In response to the Staff’s comment, the Registrants have revised note (i) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 138 to comply with the Staff’s request by adding the following disclosure:

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“The estimated transaction costs to be incurred and other obligations assumed include the following: (i) News Corporation’s estimated investment banking, attorney, and independent accountant fees, transfer taxes and other transaction-related costs of approximately $90 million, (ii) $30 million in the aggregate to be paid by Dow Jones on behalf of, or to reimburse, certain Bancroft family members and trustees of trusts in respect of fees and expenses of financial, legal and other advisors and (iii) estimated costs of approximately $17 million relating to the completed service for Dow Jones options for which only a portion of the requisite service period has been provided.”

47.	Please tell us and explain in footnote (i) how you calculated or determined the historical book value of the tangible assets acquired of $27 million that is reflected in the preliminary purchase price allocation on page 127. Based on Dow Jones’ June 30, 2007 balance sheet, we are unable to determine how this amount was calculated or determined.

Response: In response to the Staff’s comment, the Registrants have revised the presentation of the preliminary allocation to include the components of the $27 million included in note (i) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 138 to comply with the Staff’s request by adding the following table:

Historical book value of assets	$593
Intangible assets	(206)
Deferred tax liability on intangible assets—historical	72
Goodwill	(797)
Debt assumed	392
Cash acquired	(27)

Historical book value of net assets acquired	$27

48.	We note from the disclosure provided in footnote (j) that the pro forma balance sheet has been prepared assuming the issuance of 24 million Newco Class B common units representing the maximum amount of units to be issued by Newco in exchange for Dow Jones common stock and Class B common stock in accordance with the merger agreement. As it appears from the disclosures contained elsewhere in the registration statement that a lesser number of Class B common units could be issued, please provide a sensitivity analysis demonstrating the impact to the purchase price in the event that a lesser number of Newco Class B common units is issued. Refer to the requirements outlined in Rule 11-02(6)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have revised note (f) of the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 136 to comply with the Staff’s request.

Voting Rights, page 130

49.	Please confirm that News Corporation is not an interested stockholder of Dow Jones or after the merger will not be an affiliate of any interested stockholder.

Response: In response to the Staff’s comment, the Registrants supplementally advise the Staff that Dow Jones has informed the Registrants that no determination has been made by the Dow Jones board of directors pursuant to Article Seventh of the Restated Certificate of Incorporation of Dow Jones (“Article Seventh”) as to whether or not the Company is an “Interested Stockholder” of Dow Jones or would be an affiliate of an “Interested Stockholder” after the merger. However, the Registrants further supplementally advise the Staff that the Company’s status as an “Interested Stockholder” under Article Seventh is not material to Dow Jones stockholders as the provisions of Article Seventh relating to “Business Combinations” with “Interested Stockholders” are inapplicable to transactions approved by a majority of Dow Jones’ “Continuing Directors” (as defined in Article Seventh, and generally directors not affiliated with the Interested Stockholder) and Dow Jones has confirmed to the Registrants that the execution of the merger agreement and the merger were approved by a majority of Dow Jones’ “Continuing Directors.” In further response to the Staff’s comment, the Registrants included disclosure on pages 143 and 144 relating to the exception to Article Seventh’s requirements for transactions approved by a majority of the “Continuing Directors”.

Other

50.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Registrants note the Staff’s comment and will update the financial statements as necessary to comply with Rule 3-12 at the effective date of the Amended Registration Statement.

51.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: In response to the Staff’s comment, the Registrants have filed as exhibits to the Amended Registration Statement currently dated consents from PricewaterhouseCoopers LLP, as independent public accountant to Dow Jones, and Ernst & Young LLP, as independent public accountant to each of the Registrants.

Exhibits 8.1 and 8.2

52.	Please revise the opinions so as to remove all limitation on the use of the opinion by other persons or for other purposes. We suggest deleting the first sentence of the last paragraph in Exhibit 8.1 and the second sentence of the second to last paragraph in Exhibit 8.2.

Response: In response to the Staff’s comment, the Registrants have revised the text of the opinions contained in Exhibit 8.1 and Exhibit 8.2 of the Amended Registration Statement to make the deletions referenced in the Staff’s Comment #52.

* * * * *

News Corporation Form 10-K for the year ended June 30, 2007

Results of Operations – Fiscal 2007 versus Fiscal 2006, page 51

53.	Please expand your discussion of operating income results by segment to quantify and discuss the significant cost components within this broad category, such as personnel costs, amortization of production and participation costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that operating income for the Cable Network Programming segment increased primarily due to revenue increases, partially offset by higher sports rights amortization, higher entertainment programming for new shows and incremental expenses from the consolidation of NGC International and NGC Latin America, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Response: In accordance with Item 303 of Regulation S-K, the Company presents segment disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations where “a discussion of segment information or of other subdivisions of [its] business would be appropriate to an understanding of such business.” The Company believes that its Management’s Discussion and Analysis of Financial Condition and Results of Operations provides discussion on significant cost components by segment that enable readers to understand its business. In response to the Staff’s comment, and after reviewing the relevant financial information, the Company believes that an expanded discussion of the components of its operating income results by segment, on a comparative basis or otherwise, in its Form 10-K for the year ended June 30, 2007 would not result in a material change to its disclosure. However, in response to the Staff’s request, the Company undertakes to clarify the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings by adding quantification of cost figures within its disclosure of operating income results by segment.

Consolidated Statements of Operations, page 83

54.	We note your presentation of “interest expense, net” on the face of the statements of operations. In light of the fact that it appears from your disclosure in Note 9 that interest income is significant, we believe that interest income should be separately presented on the face of the statements of operations. Please revise future filings accordingly. See Rule 5-03(b)(7) of Regulation S-X.

Response: The Company will comply with the Staff’s comments in future filings.

Consolidated Balance Sheets, page 84

55.	We note from your disclosure on page 50 that in June 2007 you announced a plan to sell nine of the FOX-affiliated television stations. Please tell us if the assets of these nine television stations have been classified as held-for-sale as of June 30, 2007 in accordance with paragraph 30 of SFAS No. 144. If the assets have not been classified as held-for-sale, please explain to us why not.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company applies the guidance in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (“SFAS 144”) when considering the sale of a long-lived asset. The Company did not classify the assets of these stations as held-for-sale at June 30, 2007 as the Company did not meet criteria (f) of paragraph 30 of SFAS 144 which requires that the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. SFAS 144 requires that a disposal group be classified as held-for-sale in the period in which all criteria in paragraph 30 of this pronouncement are met. As of June 30, 2007, the Company had not yet established a final plan of sale that was unlikely to be significantly changed or withdrawn and was, and still is, contemplating several different alternatives. For example, the Company was considering a sale of all nine stations, or a subset, or none if the offering prices were not acceptable. The Company will reassess the classification of the nine television stations if a plan that is unlikely to be significantly changed or withdrawn is established.

Consolidated Statements of Cash Flows, page 85

56.	We note your presentation of “Other, net” as an adjustment to reconcile income from continuing operations to cash provided by operating activities on the face of the statements of cash flows. In future filings, please separately present these amounts as line items on the statements of cash flows to the extent the amounts are material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that it is appropriate, and more meaningful to include the details of Other, net in the supplemental cash flow information included in Note 23 in future filings rather than reflect such information on the face of the statements of cash flows.

Notes to the Consolidated Financial Statements, page 87

– General

57.	We note from your balance sheet that receivables are a significant component of current assets as of June 30, 2007 and 2006. In future filings, please revise the notes to your financial statements to include disclosure of your basis of accounting for receivables, including a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.

Response: In response to the Staff’s comment, the Company will include in future filings the basis of accounting for receivables, including a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, its policy for charging off uncollectible loans and trade receivables, and its policy for determining past due or delinquency status.

Note 3. Acquisitions, Disposals and Other Transactions, page 96

58.	We note your disclosure that in regards to your 2007 joint venture with VeriSign, VeriSign has a right to put its interest in the joint venture to the Company for $150 million and $350 million, in fiscal 2010 and 2012, respectively. Please tell us how you have accounted for the fair values of these put rights in accordance with the guidance in SFAS No. 150.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s evaluation of the accounting literature applicable to the put options the guidance in SFAS No. 150 was considered. However, the guidance in SFAS No. 150 applies only to free standing financial instruments. Given that the put option is embedded in the joint venture agreement and is not separable from such agreement, the Company respectfully submits that the guidance in SFAS No. 150 is not applicable. Rather the provisions of EITF Topic No. D-98 are to be applied.

The Company accounts for the VeriSign put arrangement in accordance with EITF Topic No. D-98 because the exercise of rights is outside the control of the Company and, accordingly, as of June 30, 2007, has reflected the accreted value of the put right in minority interest in subsidiaries in the consolidated balance sheet. The accreted value of VeriSign’s put right was determined by using the interest method and accreting the minority interest balance up to the fixed price put amount in fiscal 2010 and fiscal 2012 in accordance with paragraph 16a of EITF Topic D-98.

59.	We note that in fiscal 2007 you restructured your ownership interest in one of the majority-owned RSNs and the minority shareholder has a put right related to their respective ownership interest that is currently exercisable and is outside the control of the Company. Please explain to us and disclose in future filings, the method and assumptions used to determine the fair value of the put right.

Response: In response to the Staff’s comment, the Company will expand the existing disclosure in Note 3 to include the following disclosure in future filings:

“The fair value of the minority shareholder’s put right was determined by using a discounted EBITDA valuation model, assuming a 10% compounded annual growth rate and a 9% discount rate”.

Note 5. Inventories, page 103

60.	We note that a significant amount of programming rights are classified as current inventory. Please tell us why you believe the majority of the programming rights asset will be realized in the next year and is therefore appropriately classified as a current asset.

Response: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 63, “Financial Reporting by Broadcasters,” costs incurred in acquiring program rights for the Television, DBS and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. The Company analyzes the purchased programming rights at each balance sheet date and classifies as current inventory the amounts related to programming expected to be broadcast within twelve months from the balance sheet date in accordance with SFAS No. 63 paragraph 3.

Note 6. Investments, page 104

61.	We note your disclosure that in August 2006 you sold your investment in Sky Brasil for approximately $300 million and recognized a gain of $261 million. In light of your disclosure that you deferred a portion of the total gain on sale due to your indirect retained interest in the ownership of DIRECTTV, please tell us and disclose in future filings, the total amount of the gain on the sale and when you expect to recognize the deferred portion of the gain.

Response: In response to the Staff’s comment, the Company will revise the disclosure in future filings as follows:

“In August 2006, the Company completed the sale of its investment in Sky Brasil, a Brazilian DTH platform, to DIRECTV for approximately $300 million in cash which was received in fiscal 2005 resulting in a total pre-tax gain of $426 million on the sale. Of this total gain, the Company recognized a pre-tax gain of approximately $261 million, which is included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2007. The Company deferred the remaining $165 million of the total gain due to its indirect retained interest through the Company’s ownership of DIRECTV. The Company will only recognize the deferred portion of the gain on SKY Brasil upon disposition of its investment in DIRECTV or upon DIRECTV’s disposal of Sky Brasil. The total gain of $426 million was greater than the total consideration received due to the previous recognition of losses in excess of the carrying amount of the investment as the Company was committed to provide further financial support to Sky Brasil. As a result of the transaction, the Company was released from its Sky Brasil transponder lease guarantee and was released from its Sky Brasil credit agreement guarantee in January 2007.”

Note 8. Goodwill and Other Intangible Assets, page 108

62.	We note that during 2007 you had an adjustment to goodwill of $128 million in the Newspaper segment. Please explain to us the nature of this adjustment, including the acquisition to which this adjustment relates and when the original acquisition transaction occurred. Also include in your response the nature and timing of the circumstances that resulted in the adjustment to goodwill in 2007. Similarly, please explain the nature of the $123 million adjustment to the Television segment in 2006.

Response: The Company accounts for business acquisitions in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”). Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. Where the allocation of the excess purchase price is not final, the amount allocated to goodwill is subject to changes upon completion of final valuations of certain assets and liabilities.

The fiscal 2007 adjustment to goodwill of $128 million in the Newspapers segment was due to foreign currency translation adjustments relating to historical acquisitions of newspaper businesses in Australia. The fiscal 2006 adjustment to goodwill of $123 million in the Television segment was due to (i) the allocation of $76 million from goodwill to intangibles assets in connection with the finalization of the purchase price allocation for the acquisition of the minority interest of Fox Entertainment Group, Inc. which was acquired in March 2005 and (ii) a reduction of $47 million resulting from the sale of our Sky Radio Limited business.

63.	We note from your disclosure on page 23 that Fox Television stations has pending renewal applications for a number of its television station licenses and nine of the pending applications have been opposed by third parties. In light of these pending renewals with potential opposition, please explain to us why you believe that the intangible asset of FCC licenses continues to have an indefinite life.

Response: In determining the useful life of its FCC Licenses, the Company takes into consideration the guidance in SFAS 142 and such factors as its historical experience with renewals, the cost of such renewals and any regulatory and industry developments that could impact its ability to continue renewing its licenses. The Company has owned some of its stations in excess of 20 years and during that period, the Company has never had an application for renewal of one of its station licenses denied. The Company understands that renewals are, from time-to-time, subject to challenges from third parties. However, such challenges have never resulted in denial of a Company renewal application. In 1996, Congress amended the Communications Act of 1934 to preclude the FCC from considering whether the public interest would be better served by grant of a license to a person other than the applicant seeking license renewal. 47 USC 309(k)(4). The statute permits the FCC to deny a license renewal application only if “no mitigating factors justify the imposition of lesser sanctions.” 47 USC 309(k)(3). Since Congress amended the Act in 1996, the FCC has not denied the license renewal application of any television station. Based on the guidance in SFAS 141 and the Company’s evaluation of its own experience, the related experiences of others in the industry, the related statutory law discussed above and the specific facts and circumstances of the current pending renewals, the Company believes that the FCC licenses continue to have an indefinite life.

Note 10. Exchangeable Securities, page 113

64.	We note your disclosure that the fair value of the warrants related to the TOPrS is determined at the end of each period using the Black-Scholes method. Please tell us and revise future filings to include the assumptions used in determining the fair value of the warrants under the Black-Scholes method for each period a balance sheet is presented. With respect to your Bucs Securities, please tell us and disclose in future filings, the method and assumptions used to determine the fair value of the call option feature for each period a balance sheet is presented.

Response: In response to the Staff’s comment, the Registrant will revise the disclosure in future filings as follows:

“The TOPrS warrants and the BUCS conversion feature are exercisable/convertible into shares of British Sky Broadcasting (“BSkyB”). News Corporation used the following assumptions to determine the fair value of the TOPrS warrants as of June 30, 2006 and 2007: Stock price: $10.60 and $12.84; Exercise price: $10.80 and $10.80; Historical volatility: 26% and 23.9%; Expected term: 10.38 years and 9.38 years; and Dividend yield: 1.8% and 2.2%.

In determining the fair value of the BUCS conversion feature, the Company calculates the difference between (i) the average of the bid and asked prices for the BUCS as of each valuation date and (ii) the estimated present value of its “straight” debt component as of the valuation date from the date of the first put. Key assumptions as of June 30, 2006 and 2007 used to estimate the value of the straight debt component were as follows: News Corporation credit spreads: 30bps and 30bps, Risk-free rates: 5.66% and 5.43%.”

Note 13. Equity Based Compensation, page 117

65.	We note your disclosure that certain RSU awards will be settled in cash. Please explain to us, and disclose in future filings, the nature of the conditions requiring cash settlement of these RSUs. Also, explain to us how you have accounted for these RSUs in accordance with SFAS No. 123R. In this regard, it would appear that if you are required to settle the RSUs with cash, you may be required to account for these instruments as liabilities under paragraphs 31- 32 of SFAS No. 123R. Please advise or revise accordingly.

Response: The Company accounts for share based payments in accordance with SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). The Company accounts for all RSUs that can be settled for cash as liabilities in accordance with paragraphs 31-32 of SFAS 123R. RSU Awards that are granted to executive directors are settled in cash and certain awards granted to employees of certain foreign locations are settled in cash. The Company will provide disclosures in its future filings to clarify the foregoing.

Note 25. Supplemental Guarantor Information, page 150

66.	We note your disclosure that the parent guarantor presently guarantees the senior public indebtedness of NAI. Please confirm to us, and revise future filings to disclose, that the guarantee is full and unconditional. See Rule 3-10(b) of Regulation S-X.

Response: The Company confirms that the guarantee provided is full and unconditional. In response to the Staff’s comment, the Company will revise the disclosure in future filings to reflect the foregoing.

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2770, Howard Ellin at (212) 735-2438 or Amy Bowerman Freed of Hogan & Hartson LLP at (212) 918-3000.

Very truly yours,

/s/ Lou R. Kling
Lou R. Kling

CC:	Lawrence A. Jacobs, Esq.,
Senior Executive Vice President and Group General Counsel, News Corporation
Senior Executive Vice President and General Counsel, Ruby Newco LLC

Amy Bowerman Freed, Esq.
Hogan & Hartson LLP

Phil Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

Abigail Bomba, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP